SEC FILE #82-1852

02 SEP -5 AM 10:41

ATLAS · PACIFIC · LIMITED

ACN 009 220 053

SUPPL

0Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS PACIFIC LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALEXANDER M. KERR
Date of last notice	19 AUGUST 2002

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	DEVELOPMENT ANALYSIS PTY LTD Director & Shareholder
Date of change	1. 28 AUGUST 2002 2. 30 AUGUST 2002
No. of securities held prior to change	960,321 Ordinary Shares 1,192,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Class	Ordinary Shares
Number acquired	Nil
Number disposed	1. 50,000 2. 51,770

dlw 9/18

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $20,973 2. $21,968
No. of securities held after change	858,551 Ordinary Shares 1,192,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

5 September 2002